CONSENT' OF PIERRE LACOMBE

I consent to the use of my name as an author of the report: "Cerro Casale Project, Chile, Technical Report and Qualified Persons Review, dated June 14, 2005, filed as exhibit to and incorporated by reference into the registration statement on Form 40-F of Arizona Star Resource Corp. as flied with the United States Securities and Exchange Commission.